FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“A Life Sciences Company”

For Immediate Release:	March 30, 2006

Forbes Medi-Tech announces Financial Results for the Year ended December 31, 2005

~FY2005 Revenue up 19%; Increased R&D Activity Supports FM-VP4 Development~

Vancouver, Canada – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) today announced its financial results for the year ended December 31, 2005 versus the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted.

Fiscal Year 2005 Highlights

•

Reported total revenue of $21 million for year ended December 31, 2005 versus $17.6 million for year ended December 31, 2004, a 19% increase

•

Reported net loss of $0.38 per share for the year ended December 31, 2005 compared to a net loss of $0.25 per share for the year ended December 31, 2004

•

Contributing to the net loss is a significant increase in R&D activity reflecting the continued development of the Company’s lead drug candidate, FM-VP4, and the initiation of the US Phase II trial

•

Initiated dosing phase in clinical trial for cholesterol-lowering drug, FM-VP4

•

Completed US$6 million private placement allowing the Company to focus its pharmaceutical development efforts on our cholesterol-lowering compound, FM-VP4, and the FM-VPx Library of Compounds

•

Launched cholesterol-lowering ingredient, Reducol™, in the UK through Tesco Foods Ltd.

•

Announced product launch with Kesko of Finland

•

Received European approval for Reducol™ in seven major food groups

“Our commitment to strengthening the Company’s fundamentals in 2005 was ultimately successful in reaching two important milestones: initiating a US Phase II clinical trial for FM-VP4, our leading drug candidate, and launching our branded cholesterol-lowering ingredient Reducol™ with the UK’s largest retailer. These two developments position the company for future growth and success,” says Charles Butt, President and CEO of Forbes Medi-Tech Inc.

Revenue Outlook

Following the sale of its interest in Phyto-Source, LP and discontinuance of non-branded sterol sales, Forbes’ total revenue outlook for 2006 including sales from Reducol™ and other cholesterol-lowering ingredients is $7 - 7.5 million. Of the total revenue, $6.0 – 6.5 million is based on Reducol™ sales and other value added products. The $6.0 – 6.5 million is compared to the approximate $3.9 million of Reducol™ and other value added products revenue in 2005, an increase of up to 67%. The expected growth is primarily based on contracted and forecasted amounts for Reducol™ for sale into the functional food and dietary supplement markets.

Pharmaceutical Research

Forbes remains committed to the further clinical development of its lead cholesterol-lowering compound, FM-VP4. Taking into account the results of the European trial, a US Phase II clinical study of FM-VP4 involving an expanded number of participants, a longer trial duration and a narrower dosage range is underway. The primary efficacy objective of this trial is to investigate the effect on LDL-cholesterol of two doses of FM-VP4, 450mg and 900mg, given daily for 12 weeks, compared to placebo in subjects with mild to moderate primary hypercholesterolemia. The clinical trial will focus on identifying the reduction in low density lipoprotein (LDL or bad)-cholesterol produced by FM-VP4 with a target reduction of 15% of LDL in comparison to baseline at week 12.  The trial is expected to be completed by the end of the third quarter of 2006 with topline results anticipated to be released by year-end.

Nutraceutical Business

We are continuing to gain market share for Reducol™. In December 2005, Forbes announced that its cholesterol-lowering ingredient, Reducol™, had been launched in the UK. The initial products carrying Reducol™ are being sold through the UK’s largest retailer, Tesco Stores Ltd. (Tesco), under their own private label. Since the initial launch, Tesco has started selling a range of products incorporating Reducol™, including a margarine spread, yogurt, yogurt drink and milk drink. According to industry reports, retail sales of phytosterol-based spreads, yogurts and yogurt drinks are expected to show double digit annual growth rates in the UK. Looking ahead, 2006 holds a great deal of opportunity with additional product launches in Europe anticipated.

Financial Results

Summary ($millions of $ except per share values)	Year ended December 31-05	Year ended December 31-04

Total revenues	$21.0	$17.6
Total expenses	$ (31.4)	$(24.7)
Income taxes	$ (2.4)	$(0.9)
Net loss	$(12.8)	$(8.0)
Basic loss per share	$ (0.38)	$(0.25)
Weighted average number of shares	34,057,703	31,945,477

Net loss - Contributing to the net loss for the year ended December 31, 2005 of $12.8 million is a significant increase in R&D activity reflecting the continued development of the Company’s lead drug candidate, FM-VP4, and the initiation of the US Phase II trial. To date, Forbes has focused on the research, development and commercialization of our phytosterol-based businesses and has incurred annual operating losses since our inception. We expect to continue incurring operational losses until the earnings from commercialization of one or more of our products exceed the costs of research and development, administration and other expenses.

Revenues - Total revenues, including interest income, for the fiscal year ended December 31, 2005 were $21.0 million compared with $17.6 million for the fiscal year ended December 31, 2004, an increase of 19%.  This increase was due to increases in both sales of Reducol™ and Phyto-S-Sterols (non-branded). With the recent sale of its interest in Phyto-Source, LP, Forbes future revenue would reflect this change in ownership and the discontinuance of non-branded sterol sales.

Expenses

Summary ($millions of $ except per share values)	Year ended December 31-05	Year ended December 31-04

Cost of sales, marketing & product development	$11.8	$9.4
Research & development	10.3	4.7
General & administrative	5.7	6.2
Stock-based compensation	1.8	2.8
Depreciation and amortization	1.8	1.6
Total expenses	$31.4	$24.7

Cost of sales, marketing and product development (“Cost of Sales”) - For the year ended December 31, 2005, Cost of Sales  totaled $11.8 million on phytosterol revenues of $20.5 million, or 57% of phytosterol revenues. For the year ended December 31, 2004, Cost of Sales totaled $9.4 million on phytosterol revenues of $17.2 million or 55% of phytosterol revenues.  The increase from fiscal 2004 to fiscal 2005 in the Cost of Sales as a percentage of revenue is primarily attributable to increases in product development expenses.

Research and development (“R&D”) - For the year ended December 31, 2005, the Company’s net R&D expenses totaled $10.3 million compared with $4.7 million for the year ended December 31, 2004.  The increase in R&D expenditures in fiscal 2005 over 2004 is mainly due to the Phase II clinical work on FM-VP4, including the 90 day toxicity study as well as the commencement of our U.S. Phase II clinical trial.

General and administrative expenditures (“G&A”) - For the year ended December 31, 2005 G&A totaled $5.7 million, compared with $6.2 million in fiscal year 2004.

Stock based compensation - For the year ended December 31, 2005, stock based compensation expense totaled $1.8 million compared with $2.8 million for 2004.  Of the $1.8 million of stock-based compensation expense, $1.8 million (2004 - $1.9 million) relates to employee option grants, with the balance attributable to non-employee options.

Depreciation and amortization - Amortization expense relates primarily to the amortization of equipment and intangible assets acquired upon the formation of the Phyto-Source joint venture. Amortization for the year ended December 31, 2005 totaled $1.8 million compared with $1.6 million for 2004.  The increase in amortization relates mainly to the full year of Amortization on the Phyto-Source assets acquired in 2004 for the plant expansion.  For the year ended December 31, 2005, of the total $1.8 million (2004 - $1.6 million) of Amortization, $1.1million (2004 - $1.0 million) pertains to depreciation of assets and $0.7 million (2004 - $0.6 million,) pertains to amortization of our technology licenses.  Our technology is being amortized over ten years.

Liquidity & Capital Resources

Cash, cash equivalents and working capital - As at December 31, 2005, net cash and short-term investments totaled $10.5 million, compared with $15.2 million as at December 31, 2004.  We had working capital of $12.8 million at December 31, 2005 (2004 – working capital $15.1 million).  The decrease in cash and working capital in 2005 was mainly due to increased R&D expenditures offset by the proceeds of a US$6.0 million (Cdn $ 7.0) million financing.

Operations - In the fiscal year 2005, cash used in operating activities was $9.4 million in fiscal 2005, compared to $4.5 million in fiscal 2004.  Net changes in non-cash operating items used cash of $0.9 million in 2005 compared with $0.8 million of cash used in the year 2004.  Net cash used in operations for 2005 was primarily a result of the net loss adjusted for non-cash expenses and increases in non-cash operating assets and decreases in non-cash liabilities.

Investing Activities - In the fiscal year 2005, investing activities generated net cash of $5.6 million and used net cash of $4.9 million in 2004.  Cash provided in 2005, resulted primarily from $6.0 million transferred from short-term investments offset by expenditures of $0.6 million, which was used in the acquisition of capital assets, primarily at the Phyto-Source manufacturing facility.

Financing Activities - In the year ended December 31, 2005, financing activities provided $5.1 million of cash compared with $14.1 million in 2004.  In November 2005, we completed a private placement, which contributed US$6.0 million (Cdn$7.0 million, before $0.8 million of share issue costs).  Funds used in financing activities were primarily used for repayment of loans and capital leases by Phyto-Source.

Conference Call and Webcast

A conference call and webcast to discuss these financial results will be held on Thursday March 30, 2006 at 1:30pm PT. (4:30pmET) To participate in the conference call, please dial 1-877-888-3490 or (direct) 416-695-9757. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until April 11, 2006 by calling 1-888-509-0081 or 416-695-5275. The webcast link will be archived on the Forbes website afterwards.

Fiscal Year Ended December 31, 2005 Report

This news release includes by reference the Company’s audited financial statements for the fiscal year ended December 31, 2005, and full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	David Goold Chief Financial Officer Telephone: (604) 689-5899 E-mail: dgoold@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. Forecasted amounts for Reducol™ comprise forecasts made by some of the Company’s customers and forecasts made by Company management based on discussions with certain customers.  This News Release contains forward-looking statements concerning anticipated developments in the Company’s business and projected sales volumes, revenues, research and development, and other information in future periods. Forward-looking statements can be  identified by words such as, “anticipated,” “future”,  “outlook”, “forecasted”, “objective, “expected”, “projected”, “further”, “vision”, “strategy” and similar expressions or variations thereon, or statements that events, conditions or results “will,” or “may,” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, uncertainty as to whether forecasts will be met and the Company will achieve its anticipated 2006 revenue;  uncertainty as to whether products will be launched as anticipated; the need for performance by buyers of products; the Company’s reliance on a few customers, the loss of any of which could materially adversely affect the Company’s revenue;  the need for performance by Phyto-Source LP  for supplies of Reducol™ and other products and the lack of alternative suppliers; uncertainty of the size and existence of a market opportunity for, and uncertainty as to market acceptance of, the Company's and its customers’ products;  uncertainty as to whether the U.S. Phase II clinical trial, or any future clinical trials, will be undertaken or completed as planned, and if undertaken or completed, the risk that such trials may not achieve expected results; the need for further clinical trials; the need for regulatory approvals, which may not be obtained or may be withdrawn; intellectual property risks; product liability and insurance risks; the effect of competition; upscaling and manufacturing risks; and the Company's need for future funding; any of which could cause actual results to vary materially from current results or the Company's anticipated future results. See the Company's reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to the Company’s forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from results referred to in forward-looking statements. The Company assumes no obligation to update the information contained in this News Release.

FORBES MEDI-TECH INC.

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

December 31, 2005 and 2004

	2005	2004

Assets

Current assets:
Cash and cash equivalents	$ 10,489	$ 9,229
Short-term investments	-	6,018
Accounts receivable	1,667	3,530
Inventories	3,347	708
Prepaid expenses and deposits	2,771	192
	18,274	19,677

Property, plant and equipment	12,356	12,989
Intangible and other assets	5,345	5,923

	$ 35,975	$ 38,589

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	5,035	2,855
Deferred revenues	-	344
Current portion of long-term debt	409	1,405
	5,444	4,604
Long-term liabilities:
Long-term debt	330	763
Tenure allowance	927	765
Future income tax liability	851	-
	7,552	6,132

Liability component of preferred shares	2,341	-

Shareholders' equity:
Share capital	94,790	94,223
Contributed surplus	7,554	4,171
Equity component of preferred shares	2,481	-
Deficit	(78,743)	(65,937)
	26,082	32,457

	$ 35,975	$ 38,589

FORBES MEDI-TECH INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Revenue:
Sales	$ 20,374	$ 17,046	$ 13,909
Licensing	153	151	208
Phytosterol revenues	20,527	17,197	14,117
Interest and other	479	374	150
	21,006	17,571	14,267

Expenses:
Cost of sales, marketing and product development	11,802	9,340	8,199
Research and development	10,242	4,676	2,070
General and administrative	5,738	6,195	4,892
Depreciation and amortization	1,800	1,635	2,044
Stock-based compensation	1,776	2,838	1,459
	31,358	24,684	18,664

Gain on divestiture of technology	-	-	(2,247)

Loss for the year before taxes	(10,352)	(7,113)	(2,150)

Income taxes
Current income taxes	1,606	901	-
Future income taxes	848	-	-
	2,454	901	-

Loss for year	(12,806)	(8,014)	(2,150)

Deficit, beginning of year	(65,937)	(57,923)	(55,773)

Deficit, end of year	$ (78,743)	$ (65,937)	$ (57,923)

Basic and diluted loss per share	$ (0.38)	$ (0.25)	$ (0.09)

FORBES MEDI-TECH INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash provided by (used in):
Operations:
Loss for the year	$ (12,806)	$ (8,014)	$ (2,150)
Adjustment to reconcile loss for the year to cash flow used in operations:
Depreciation and amortization	1,800	1,635	2,044
Future income taxes	851	-	-
Amortization of deferred license revenues	(151)	(151)	(141)
Amortization of capitalized financing fees	17	-	-
Gain on divestiture of technology	-	-	(2,247)
Loss (gain) on disposal of fixed assets	(15)	4	(38)
Accretion of interest	74	-	-
Write-down of leaseholds and assets	-	-	29
Stock-based compensation	1,776	2,838	1,459
License fee paid in shares	-	49	-
Foreign exchange translation	(4)	(22)	131
	(8,458)	(3,661)	(913)
Net change in non-cash operating items	(945)	(840)	(3,820)
	(9,403)	(4,501)	(4,733)
Investments:
Acquisition of property, plant and equipment	(648)	(1,445)	(1,087)
Acquisition of intangible and other assets	-	-	(49)
Acquisition of license	(11)	-	-
Collection of loan receivable from Phyto-Source LP	-	-	2,369
Proceeds on disposal of fixed assets	187	48	763
Proceeds on divestiture of technology	-	1,230	1,189
Short-term investments	6,018	(4,733)	(1,285)
	5,546	(4,900)	1,900
Financing:
Issuance of common shares	301	1,473	7,779
Issuance of preferred shares, net of share issue costs	6,221	12,910	-
Issuance of special warrants	-	-	(887)
Repayment of notes payable	(66)	(150)	(1,151)
Repayment of capital lease obligations	(135)	(70)	-
Increase in term loan	-	-	2,078
Repayment of term loan	(602)	(647)	(887)
Increase in line of credit	-	602	-
Repayment of line of credit	(602)	-	-
	5,117	14,118	6,932
Increase in cash and cash equivalents	1,260	4,717	4,099
Cash and cash equivalents, beginning of year	9,229	4,512	413
Cash and cash equivalents, end of year	$ 10,489	$ 9,229	$ 4,512